Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	July 1, 2009 through September 30, 2009	January 1, 2009 through September 30, 2009
	(unaudited)	(unaudited)

Net Income (Loss)	$(132,311)	$(273,174)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.03)	$(0.06)

	July 1, 2008 through September 30, 2008	January 1, 2008 through September 30, 2008
	(unaudited)	(unaudited)

Net Income (Loss)	$(38,606)	$(69,120)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.01)	$(0.02)